

Executing Toward Critical Value-Inflection Points

Vaxart's breakthrough platform, experienced leadership and disciplined execution have positioned the Company for its next phase of value creation

June 2026

Cautionary Language Concerning Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are subject to the "safe harbor" provisions created by those sections, that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this communication regarding Vaxart's strategy, prospects, plans and objectives, results from preclinical and clinical trials, commercialization agreements and licenses, and beliefs and expectations of management are forward-looking statements. These forward-looking statements may be accompanied by such words as "should," "believe," "could," "potential," "will," "expected," "anticipate," "plan," "target," "seek," "intend," "may," "predict," "project," "would," and other words and terms of similar meaning. Examples of such statements include, but are not limited to, statements relating to Vaxart's ability to develop and commercialize its product candidates, including its vaccine booster products; Vaxart's expectations regarding clinical results and trial data, and the timing of receiving and reporting such clinical results and trial data; Vaxart's expected timing for future clinical trials; and Vaxart's expectations with respect to the effectiveness of its product candidates; expectations regarding collaborations, including the collaboration with Dynavax; expectations regarding the pursuit of strategic partnerships and external funding opportunities for Vaxart's programs; expectations regarding government funding; and expectations regarding Vaxart's capital resources and funded runway. Vaxart may not actually achieve the plans, carry out the intentions, or meet the expectations or projections disclosed in the forward-looking statements, and you should not place undue reliance on these forward-looking statements. Actual results or events could differ materially from the plans, intentions, expectations, and projections disclosed in the forward-looking statements. Various important factors could cause actual results or events to differ materially from the forward-looking statements that Vaxart makes, including uncertainties inherent in research and development, including the ability to meet anticipated clinical endpoints, commencement and/or completion dates for clinical trials, regulatory submission dates, regulatory approval dates, and/or launch dates, as well as the possibility of unfavorable new clinical data and further analyses of existing clinical data; the risk that clinical trial data are subject to differing interpretations and assessments by regulatory authorities; whether regulatory authorities will be satisfied with the design of and results from the clinical studies; decisions by regulatory authorities impacting labeling, manufacturing processes, and safety that could affect the availability or commercial potential of any product candidate, including the possibility that Vaxart's product candidates may not be approved by the FDA or non-U.S. regulatory authorities; that, even if approved by the FDA or non-U.S. regulatory authorities, Vaxart's product candidates may not achieve broad market acceptance; that a Vaxart collaborator may not attain development and commercial milestones; that Vaxart or its partners may experience manufacturing issues and delays due to events within, or outside of, Vaxart's or its partners' control; difficulties in production, particularly in scaling up initial production, including difficulties with production costs and yields, quality control, including stability of the product candidate and quality assurance testing, shortages of qualified personnel or key raw materials, and compliance with strictly enforced federal, state, and foreign regulations; that Vaxart may not be able to obtain, maintain, and enforce necessary patent and other intellectual property protection; that Vaxart's capital resources may be inadequate; Vaxart's ability to resolve pending legal matters; Vaxart's ability to obtain sufficient capital to fund its operations on terms acceptable to Vaxart, if at all; the impact of government healthcare proposals and policies; competitive factors; and other risks and uncertainties described in the "Risk Factors" sections of Vaxart's most recent Annual Report on Form 10-K, including amendments thereto, and Quarterly Reports on Form 10-Q filed with the U.S. Securities and Exchange Commission. Vaxart undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by applicable law.

Important Additional Information and Where to Find It
Vaxart has filed a definitive proxy statement and form of white proxy card with the U.S. Securities and Exchange Commission (the "SEC") in connection with its solicitation of proxies for the 2026 Annual Meeting of Stockholders (the "Annual Meeting"). Stockholders are able to obtain the Company's proxy statement, any amendments or supplements to the proxy statement and other documents filed by the Company with the SEC at no charge at the SEC's website at www.sec.gov. Copies are also available at no charge at the Company's website at https://investors.vaxart.com/financials-filings/sec-filings.



Executive Summary

Vaxart is developing game-changing oral vaccines with the potential to redefine vaccine delivery and immune responses

- Vaxart is a **clinical-stage biotech company** advancing multiple vaccine programs across high-value markets, including **COVID-19, norovirus and influenza**
- Management is pursuing a disciplined development strategy that **prioritizes programs with the strongest scientific rationale, commercial opportunity and funding pathways**
- Today, Vaxart is **approaching important clinical and strategic milestones** supported by an experienced and refreshed Board, strengthened financial position and runway into 2027

Vaxart has made significant strategic, operational and clinical progress during Steve Lo's tenure as CEO

- Vaxart is **executing its BARDA-funded Phase 2b COVID-19 trial**, which serves as the lead program for validating the potential advantages of its differentiated oral vaccine platform
- The Company is **advancing its norovirus program** to address both current and emerging strains, building on encouraging prior clinical data and supporting the continued expansion of its pipeline
- Vaxart **continues to develop its seasonal and avian influenza programs** as additional proof points of the platform's ability to compete with market-leading injectable vaccines
- Vaxart is **advancing manufacturing process improvements** designed to enhance readiness

Vaxart is executing with urgency as it approaches key value inflection opportunities

- Through its Phase 2b COVID-19 trial, Vaxart is **working toward topline 12-month safety and immunogenicity data** from the approximately 400-participant Sentinel Cohort, which could provide an important early assessment of the program
- Vaxart is also **targeting a full efficacy and safety readout** from its approximately 5,100-participant Main Cohort, representing a significant clinical and value-creation milestone
- Positive Phase 2b results would give Dynavax, our strategic partner, the option to **further develop and commercialize the asset**, creating a potential pathway toward broader commercialization
- The Company is also **advancing its norovirus program**, building on prior Phase 2 challenge data that demonstrated the potential to reduce infection, illness and viral shedding



Executive Summary (Cont.)

The Board has taken prudent steps to enable Vaxart to reach value inflection opportunities in a challenging environment

- Vaxart has been **operating through industry pressures** brought upon by **significant regulatory, funding and policy disruptions**
- The Company has **strengthened its financial position** through prudent capital allocation, strategic partnerships and focused resource management
- Many clinical-stage biotech companies were forced to shut down in the last year, but **Vaxart preserved financial flexibility and continued executing toward key milestones**

The Board is purpose-built to guide Vaxart through its next phase of value creation

- **The Board is aligned with the Company's evolving business needs** and strategic priorities, bringing substantial expertise across biotech, vaccine development, clinical trials, regulatory affairs and public company governance
- The Board has leveraged its government relationships, capital markets experience and financial discipline **to help secure continued BARDA funding, establish the Dynavax partnership and provide additional financing flexibility** through the Lincoln Park Capital agreement
- Steven Lo, Dr. Elaine J. Heron and Dr. David Wheadon are **instrumental to Vaxart's success** and collectively bring nearly 100 years of directly relevant experience overseeing the clinical, regulatory, commercial and strategic decisions that will **shape the Company's future**

The Board is responsive to feedback and acts in shareholders' best interests

- Vaxart's majority independent Board has an **average tenure of approximately 2.3 years,** reflecting a balance of fresh perspectives and relevant institutional knowledge
- The Board has added two new independent directors — **Dr. James B. Breitmeyer and Kevin Finney** — over the last 18 months as part of its ongoing refreshment efforts
- In 2025, the Board further strengthened independent oversight through the **appointment of W. Mark Watson as Lead Independent Director** and the resignation of the Board's longtime Chair
- Board refreshment has enhanced expertise in vaccines, clinical development, commercialization and capital allocation, **aligning the Board with the Company's current priorities**
- The Board **maintains an active dialogue with shareholders** through quarterly fireside chats and other engagement initiatives designed to gather feedback and discuss Company strategy



Executive Summary (Cont.)

The dissident slate is ill-equipped to oversee a public biotech company

- **None of the dissident nominees has experience** leading a public clinical-stage biotech company through development, financing or partnership milestones

- **None of the dissident nominees has experience** in vaccine development, regulatory affairs and clinical trial oversight experience at a time when these capabilities are essential

The dissidents have distorted the record

- The dissident group has **irresponsibly aggrandized** their own experience and qualifications

- The dissident group has also **misrepresented** the actions and accomplishments of the Board

- The **primary impediment** to ending the proxy contest is **Daniel Houle himself**, who to date has not agreed to any resolution that does not include him being added to the Board

Replacing Vaxart's high-quality directors with the dissident nominees is not in shareholders' best interests

- The dissidents have criticized the Company's strategy but have **not articulated credible alternative ideas** to advance the pipeline, secure funding or create shareholder value

- Replacing experienced directors risks disrupting clinical execution, strategic partnerships, government relationships and disciplined capital allocation at a **pivotal moment**



A Differentiated Clinical-Stage Biotech Platform



Vaxart at a Glance

With the Company approaching multiple value-inflection points, experienced leadership and continued execution are more important than ever

DIFFERENTIATED ORAL VACCINE PLATFORM

- Oral pill vaccines designed to generate both systemic and mucosal immune responses, in place of injectables

- Thermostable formulation with potential administration and distribution advantages

- Modular platform applicable across multiple infectious disease targets

STRATEGICALLY TARGETING LARGE MARKET OPPORTUNITIES

Program	Status
COVID-19	Phase 2b
Norovirus (2nd generation)	Advancing toward Phase 2
Influenza	Development stage

MULTIPLE NEAR-TERM VALUE DRIVERS

- ✅ Fully enrolled BARDA-funded Phase 2b COVID trial

- ✅ Main Cohort efficacy readout for Phase 2b expected in 2027

- ✅ Dynavax commercialization option after Phase 2b completion

- ✅ Cash runway extended into Q2 2027

Vaxart's Board and management team are focused on maximizing the value of the Company's platform by investing in large market opportunities while maintaining the financial discipline needed to reach key inflection points



Vaxart's Oral Vaccine Platform is Advancing Across Multiple High-Value Programs

Vaxart's diverse pipeline creates multiple opportunities for clinical and commercial success

Based on our proprietary VAAST® platform technology

		PRECLINICAL	PHASE 1	PHASE 2
RESPIRATORY VACCINES				
COVID-19	S Protein			DYNAVAX *
Influenza	Monovalent (H1)			
	Seasonal (Trivalent)			
	Pandemic (H5), Clade			
	2.1 Pandemic (H5), Clade 2.3.4.4b			
ENTERIC VACCINES				
Norovirus	Bivalent (First-Generation)			
	Bivalent (Second-Generation)			
THERAPEUTIC VACCINES				
HPV	HPV, Cervical Dysplasia and/or Cancer			



* Dynavax is an indirect wholly owned subsidiary of Sanofi, a French limited liability company.

Multiple Value-Creating Milestones and Cash Runway into Q2 2027

Vaxart is entering a catalyst-rich period with significant value-creation potential



	2025	2026	2027
COVID	Completed enrollment	400 subject data	~5,100 subject data
NORO		Ph2b start[1]	FDA EoPh2[1]

VAXART CURRENTLY HAS CAPITAL RUNWAY THROUGH 2Q27 TO ACHIEVE EACH OF THESE MILESTONES

COVID-19 Vaccine

- Conducting head-to-head study to assess safety, immunogenicity and efficacy for 12 months post-vaccination
- Expect safety / immunogenicity data for 400-subject cohort imminently, efficacy data for ~5,100-subject cohort in 2027

Norovirus Vaccine

- Vaxart's Phase 2b safety / immunogenicity study in norovirus could potentially begin in 2026
- Partnering interest may be enhanced by interim analysis from Moderna's Phase 3 study anticipated in H2/2026[2]

Influenza Vaccine

- Continuing development of our seasonal and avian influenza programs

Vaxart is also advancing manufacturing process improvements designed to enhance readiness for future development

Scientific innovation rarely follows a straight line. While study timelines were affected by the 2025 BARDA stop-work orders and the duration of participant follow-up, the COVID-19 trial remains fully enrolled and Vaxart continues to advance toward planned data readouts



(1) Timing of next steps in norovirus clinical development contingent on partnership or other funding

(2) Moderna Analyst Day Highlights press release from Nov 20, 2025

BARDA Contract Modification to Enable Critical Data Readout

$29M of additional funding released to generate deeper insights from COVID-19 trial data set

KEY CONTEXT

- On June 25, 2026, Vaxart announced a required modification to its BARDA contract

- This modification follows the 50% reduction in participant enrollment as required by the 2025 stop-work order, while also bringing forward a more comprehensive analysis of the trial data

- Modifications are a routine feature of BARDA contracts, reflecting the multi-year, milestone-driven nature of biotech development

- Vaxart has promptly disclosed each modification to its shareholders, in alignment with BARDA processes — **the latest release is consistent with that approach**

WHAT THIS ENABLES

- **The modification is a required step for Vaxart to unblind, analyze and report 12-month data from the 400-participant Sentinel Cohort**

- BARDA has also released an additional $29 million for completion of the trial and exploratory analyses to further evaluate safety and efficacy

- Additional analytics position Vaxart to further validate the potential of our oral pill vaccine platform and create shareholder value

- Overall funding available for the trial is now approximately $345 million, which represents an estimate of the costs that will be incurred in the study.

- The Board preserved runway, negotiating only a $116M decrease in available funding, which is proportionately less than the 50% reduction in the size of the trial

Vaxart intends to report 12-month data from the 400-participant Sentinel Cohort in the coming weeks and 12-month data from the approximately 5,100-participant Main Cohort in the first half of 2027



Extending the Company's Financial Runway

Vaxart's Board and management team have taken difficult but necessary actions to ensure Vaxart has the resources to reach key value-inflection milestones

OPERATIONAL EFFICIENCY

- Relocated headquarters and reduced fixed overhead expenses

- Reduced workforce by 21% in 2025

- Aligned internal resources with highest-priority clinical programs

PRESERVED CRITICAL BARDA FUNDING

- Re-secured funding after two 2025 stop-work orders

- **~$219M** in cumulative cash payments received as of March 31, 2026

- Supports lead program and upcoming inflection points

SECURED STRATEGIC PARTNERSHIP

- Dynavax partnership negotiated (despite the recent Nasdaq delisting)

- **$30M** upfront payment extends cash runway in Q2 2027, including the purchase of **$5M** shares at a premium

- Option for Dynavax to further develop and commercialize with positive Phase 2b data

STRENGTHENED FINANCIAL POSITION

- Raised **$40M** in 2025 at a market-based, premium valuation

- **$25M** share purchase agreement provides flexible access to capital as needed

- **$61M** in cash resources as of March 31, 2026

Vaxart now has the financial runway to operate through Q2 2027, providing the ability to reach critical milestones and pursue additional funding opportunities



The Board's $40 Million Capital Raise Was Prudent

Without this financing, Vaxart could have been another casualty of the biotech market in 2025

The Board's decision to raise capital when it did extended the Company's runway, enabling it to enter key partnerships and advance its programs

- BARDA funding was tied to specific COVID-19 program objectives and milestone-driven: **it did not eliminate capital needs to support clinical execution across Vaxart's pipeline**

- The Board evaluated a broad range of financing alternatives, working with a nationally recognized investment bank

- The Company ultimately raised $40 million at a market-based, premium valuation

- The Board executed on the capital raise when the Company was in the strongest position to do so, enabling it to achieve favorable terms

- The Board was proven correct, as the financing terms would likely not have been available if the Company had become distressed following multiple BARDA stop-work orders





Vaxart's Performance Must Be Evaluated in the Proper Context

OPERATING IN A HIGHLY CHALLENGING MARKET ENVIRONMENT

- Vaxart has been operating through industry pressures caused by significant regulatory, funding and policy disruptions

- We are successfully navigating an increasingly skeptical government stance toward vaccines of all kinds

- Our industry has seen constrained funding availability amid depressed biotech valuations and limited capital markets activity

- Most peers currently remain pre-commercial and require substantial financing and capital expenditure to execute on their strategies and pipeline development

- Broad market indices include larger revenue-generating businesses that are not comparable to Vaxart



CUMULATIVE TSR SINCE STEVEN LO'S APPOINTMENT ON MARCH 18, 2024[1]

ARMATA [2]: 124%
ocugen: 33%
ATEA: 11%
SUTRO BIOPHARMA: -27%
VAXART: -47%
altimmune: -68%
ARCTURUS: -76%
ALX: -86%
INOVIO: -89%

Vaxart's shareholder returns during Steve Lo's tenure as CEO have remained in the middle of its proxy peer group while the Company continued advancing key value drivers



(1)   FactSet as of 6.4.26. Peers include Altimmune, ALX Oncology, Armata, Arcturus, Atea, Gossamer, Inovio, Ocugen and Sutro.

(2)   Armata Pharmaceuticals has benefitted from consecutive clinical and operational inflection points, including positive data readouts and non-dilutive funding.

Vaxart's Performance Must Be Evaluated in the Proper Context (Cont.)

As a result of the Board and management team's decisive actions, Vaxart is persevering through one of the most challenging biotech markets in years

Many clinical-stage biotech companies were forced to shut down, wind down or pursue distressed alternatives in the last year, but Vaxart preserved financial flexibility and continued executing toward key clinical and strategic milestones

"The Trump administration's plans to cut the Food and Drug Administration's budget and staff as well as the US Health and Human Services Secretary Robert F. Kennedy Jr.'s skeptical attitude toward vaccines and obesity drugs have weighed heavily on the industry's share prices. Those factors along with the uncertainty regarding the administration's Most Favored Nation pricing initiatives have created a significant obstacle in the biopharma market."[2]

Bloomberg

"Biotechs this year have had to contend with a tumultuous regulatory environment and a "complete standstill" of industry activity, especially in the first half of the year... including mass federal layoffs, the widespread termination of research funding, an ongoing government shutdown, tariffs on pharmaceuticals and a specter of drug pricing reform."[1]

FIERCE Biotech

2025 BIOTECH COMPANIES THAT WERE DISSOLVED[1]

~~VELIA~~	~~viracta~~	~~Kojin TX~~	~~SPOTLIGHT THERAPEUTICS~~
Autoimmune & Oncology	Oncology	Autoimmune & Oncology	Oncology & Ophthalmology
~~HC Bio~~	~~LYNDRA THERAPEUTICS~~	~~carisma THERAPEUTICS~~	~~abata THERAPEUTICS~~
Hemophilia A	Cardiovascular, Cardiometabolic & Malaria	Autoimmune, Oncology & Liver Disease	Autoimmune & Inflammatory Disease
~~Third Harmonic Bio~~	~~Vincerx PHARMA.~~	~~OCTAGON THERAPEUTICS~~	~~ONCTERNAL therapeutics~~
Inflammatory Diseases	Oncology	Autoimmune	Oncology
~~NEXTRNA THERAPEUTICS~~	~~HOOKIPA PHARMA~~	~~Inspirna~~	~~APPIA BIO~~
Oncology	Oncology & Infectious Disease	Oncology	Oncology

 **VAXART**

Vaxart's Purpose-Built Board Is Committed to Robust Governance and Is Actively Engaged in Advancing the Company's Pipeline



A Deliberate Approach to Board Refreshment, Enhancing Areas Most Relevant to Vaxart's Strategy

MEANINGFUL BOARD REFRESHMENT IN THE LAST 18 MONTHS

- ✓ **Added two new independent directors,** Dr. James B. Breitmeyer and Kevin Finney

- ✓ **Appointed a Lead Independent Director,** W. Mark Watson

- ✓ **The former Board Chair stepped down** following the 2025 Annual Meeting

A THOROUGH PROCESS, DESIGNED TO IDENTIFY THE RIGHT CANDIDATES

- ✓ The Board hired an **internationally recognized search firm** specializing in biotech and pharmaceutical companies

- ✓ The Board's Nominating and Governance Committee reviewed over **20 candidates,** interviewing 8 who had backgrounds consistent with Vaxart's established criteria

- ✓ Following appointment, Dr. Breitmeyer and Mr. Finney visited Vaxart and **met with various members of management** as part of their orientation

BOARD COMPOSITION CONTINUES TO EVOLVE ALONGSIDE COMPANY PRIORITIES

- ✓ Dr. Breitmeyer and Mr. Finney **add meaningful expertise** in corporate development, vaccine development and regulatory strategy

- ✓ Together, both directors bring more than **70 years of biotech experience,** adding fresh perspectives and expertise relevant to Vaxart's business needs

- ✓ Recent refreshment also maintains the **continuity necessary to oversee the next phase of growth**



Highly Qualified, Independent Board Overseeing Our Value-Creation Strategy

As Vaxart is approaching critical clinical and strategic milestones, effective oversight requires directors with relevant expertise, not nominees learning the business from within the Boardroom


Dr. James B. Breitmeyer
Independent Director since 2026

- 35+ years of experience in clinical development, regulatory and operating leadership across vaccines, oncology and specialty therapeutics
- Track record of advancing therapeutic candidates through complex development pathways strengthens the Board's oversight of Vaxart's clinical programs and oral vaccine platform strategy

DEEP CLINICAL AND VACCINE DEVELOPMENT EXPERTISE


Kevin Finney N A
Independent Director since 2025

- Seasoned biotech executive with more than 35 years of operating and corporate development leadership experience across the healthcare and life sciences sectors
- Strengthens the Board's oversight of commercialization strategy, corporate transactions and capital allocation decisions, supporting Vaxart's portfolio and pipeline expansion strategy and long-term growth

SEASONED BIOTECH OPERATOR AND DEALMAKER


Dr. Elaine J. Heron N A C
Independent Director since 2022

- Established biotech executive with expertise across life sciences, drug development and rare diseases. Brings extensive experience leading pharmaceutical R&D initiatives and translating early-stage innovation into commercial success through effective go-to-market strategies
- Strengthens the Board's oversight of clinical pipeline advancement and strategic growth opportunities

BIOTECH R&D AND COMMERCIAL GROWTH LEADER


Steven Lo
Independent Director since 2024

- More than 30 years of expertise in the healthcare, biotech and pharmaceutical industries, including over 15 years in C-suite roles at publicly traded companies
- Comprehensive knowledge of commercial strategy, pipeline execution and life sciences innovation, combined with his direct leadership of Vaxart's strategy, strengthens the Board's oversight of the Company's portfolio development and long-term growth

PUBLIC COMPANY BIOTECH AND COMMERCIAL LEADER


W. Mark Watson A C
Lead Independent Director since 2022

- Over 40 years of experience at Deloitte as a Certified Public Accountant advising public companies on complex audit, financial reporting and risk oversight matters
- Background leading audit processes and his extensive board experience across healthcare and life sciences organizations support the Board's oversight of Vaxart's financial reporting, internal controls, enterprise risk management and regulatory compliance

FINANCIAL REPORTING AND RISK OVERSIGHT EXPERT


Dr. David Wheadon N C
Independent Director since 2021

- Accomplished pharmaceutical executive, physician and psychiatrist with nearly three decades of experience spanning clinical research and regulatory affairs
- Leadership across global regulatory organizations and industry advocacy groups, combined with experience shaping enterprise-wide product development strategies, enhances the Board's ability to navigate complex regulatory environments

REGULATORY AND CLINICAL DEVELOPMENT EXPERT

   

A Audit Committee   C Compensation Committee   N Nominating and Governance Committee

Skillset Aligned with Evolving Business Needs and Strategic Priorities

Vaxart's Board has been meaningfully refreshed over the last 18 months, resulting in a Board with expertise in vaccines, clinical development, commercialization and capital allocation

	Clinical / Vaccine Development	Government / Regulatory / FDA	Biotech / Pharma	Commercialization	Finance / Capital Allocation	Corporate Governance
Dr. James B. Breitmeyer — Chief Executive Officer, Altay Therapeutics	●	●	●	●		
Kevin P. Finney — President & Chief Executive Officer, Autobahn Therapeutics, Inc.			●	●	●	
Dr. Elaine J. Heron — Former Chief Executive Officer, Amplyx Pharmaceuticals, Inc.	●		●	●		●
Steven Lo — President & Chief Executive Officer, Vaxart, Inc.	●	●	●	●	●	
W. Mark Watson — Certified Public Accountant, formerly of Deloitte Touche Tohmatsu		●			●	●
Dr. David Wheadon — Former Senior Vice President, Global Regulatory Affairs, Patient Safety and Quality Assurance, AstraZeneca Plc	●	●	●			●



SELECT HEALTHCARE & BIOTECH EXPERIENCE

Lilly   BIOMARIN

AstraZeneca   Abbott

KARUNA THERAPEUTICS   GSK

2026 AVERAGE TENURE (YRS)

7.25

2.3

Vaxart   Select Proxy Peers[1]



(1) FactSet as of 6.4.26. Peers include Altimmune, ALX Oncology, Armata, Arcturus, Atea, Gossamer, Inovio, Ocugen and Sutro.

Vaxart's Executive Compensation Practices Align Pay and Performance

Compensation program is designed to attract, retain and incentivize key leaders through critical clinical milestones while aligning management with long-term shareholder value creation

PAY-FOR-PERFORMANCE PHILOSOPHY	• Compensation program built around pay-for-performance, retention and shareholder alignment • Incentive compensation tied to financial viability, COVID-19 program execution, pipeline advancement and operational excellence • Compensation Committee evaluates shareholder feedback, say-on-pay results, independent consultant input and market data
EQUITY-BASED ALIGNMENT	• >60% of Mr. Lo's compensation delivered through equity incentives with multi-year vesting • Approximately 1/3 of Mr. Lo's target direct compensation realizable only if shareholders benefit from stock price growth • Stock options only create value if Vaxart's share price increases
RETENTION THROUGH CRITICAL MILESTONES	• Equity awards vest over multiple years, supporting leadership continuity • Program designed to retain the team executing the BARDA-funded Phase 2b trial, Dynavax partnership and broader pipeline strategy
MARKET-BASED PROCESS	• Compensation Committee uses independent compensation consultant Aon • Pay levels benchmarked against pre-commercial biotech peers and market data
THE BOARD IS MINDFUL OF SHAREHOLDER FEEDBACK	• The Compensation Committee thoroughly considered shareholder feedback and the results of the 2025 Say-on-Pay vote, which received 68% support • With input from our compensation consultant, the Compensation Committee determined that the Company's compensation program appropriately aligns pay with performance, shareholder value creation and market benchmarks

 VAXART

The Choice Facing Shareholders Is Clear



The Dissident Campaign is Risking Vaxart's Momentum



- Vaxart's Board is executing on the Company's strategic priorities and positioning Vaxart for value creation

- A group of three dissident shareholders holding a total of 0.5% of the Company's outstanding shares has nominated themselves to replace half of the highly qualified directors on our Board

- The dissident shareholder group has presented no credible ideas for the Company

- Vaxart reached out to negotiate a settlement and avoid the cost of a prolonged proxy fight

The Vaxart Board strongly believes that replacing ANY of Vaxart's highly qualified directors with the dissidents is not in shareholders' best interests

Serving as a director of a clinical-stage biotech company requires the experience and expertise to evaluate clinical, regulatory, financial and strategic issues, discharge fiduciary obligations to all shareholders and provide effective oversight of management.

The dissident nominees have **no**:
- public company Board experience
- clinical-stage pharmaceutical experience
- financial management experience
- capital markets experience
- regulatory experience
- other experience relevant to Vaxart
- credible ideas to drive shareholder value

In contrast, Vaxart's directors bring the biotech, vaccine development, clinical trial, financial, regulatory affairs and public company governance experience to drive Vaxart forward



History of Engagement with Dissident Nominees

Since August 2025, Vaxart has engaged extensively with the dissident nominees to understand their concerns and ideas

August 20, 2025:
Vaxart hosted a fireside chat to discuss the revised reverse stock split proposal scheduled to be voted on at a Special Meeting in September 2025

- After shareholders voted against a reverse stock split proposal at the Annual Meeting in August 2025, the Board proposed an alternative version of the proposal based on based on shareholder feedback

September 19, 2025:
After not meeting required threshold, the Company withdrew its reverse stock split proposal and was subsequently delisted

February 2, 2026:
Vaxart was informed of Mr. Houle's intent to nominate a competing slate at Vaxart's 2026 Annual Meeting

February 27 – March 16, 2026:
The Nominating and Governance Committee evaluated the dissident nominees against the Board's pre-established criteria for directors, including vaccine development and clinical-stage biotech experience, strategic partnership execution, financial expertise and regulatory relationships

- The Committee determined that none of the dissident nominees had the skills, experience or qualifications needed to serve on the Board

May 2026 – Present:
Despite the dissidents' ongoing public campaign, the Board has made continued efforts to identify a solution with the dissident group that would end its proxy contest and avoid unnecessary disruption

August 28, 2025:
At their first meeting with Vaxart, Mr. Houle and the shareholders aligned with him expressed their opposition to the Company's revised reverse stock split proposal

- Vaxart explained the proposal's rationale including importance of maintaining Nasdaq listing
- These shareholders opposed the revised proposal based on their speculation that it would result in shareholder dilution. They provided no alternative ideas related to value creation at Vaxart

December 12 – 19, 2025:
Vaxart reached out to Mr. Houle and his advisors to understand their latest views

- Mr. Houle did not provide any specific proposals, actions, strategic considerations, or business objectives outside of requesting Board changes

February 20, 2026:
Mr. Houle delivered notice to the Company that he intended to nominate himself, Mark Silverberg and Matthew Wallace for election to the Board at the 2026 Annual Meeting

April 23, 2026:
Vaxart announced appointment of Dr. Breitmeyer, whose background directly aligned with the Board's identified needs

- The Company also reiterated to Mr. Houle its openness to further engagement in a manner that would benefit all shareholders

Our Board remains committed to constructive shareholder engagement



Vaxart Has Engaged in Good-Faith Efforts to Resolve the Proxy Contest



- Vaxart has made multiple settlement offers to the dissident shareholder group within the last two weeks

- **Vaxart's settlement offers have included:**
  - Adding one-to-two mutually agreed upon, independent director candidates with relevant experience (not including any of the three dissident nominees)
  - The potential retirement of one incumbent director, with input from the dissident group on that individual
  - The current chairs of the Nominating and Governance Committee and Compensation Committee to step down from those roles and be replaced by incoming directors or other incumbent directors
  - Implementing a new director resignation policy for incumbent nominees receiving the support of less than 50% of votes cast in favor of their election
  - The adoption of director stock ownership guidelines
  - The formation of a Shareholder Engagement Committee, to be chaired by a new independent director
  - The formation of a Regulatory and Clinical Affairs Committee, to be chaired by Dr. Breitmeyer

- The dissident shareholder group indicated broad interest in the governance-related terms but has insisted that a settlement involve the appointment to the Board of Mr. Houle

We believe the Board's proposals are highly reasonable and reflect what we have heard other independent shareholders want to see

> **It is clear the dissident nominees are more focused on "winning" a proxy contest than on creating shareholder value**



The Directors Being Challenged by the Dissidents Have Been Integral to the Company's Momentum

These directors provide the experience, judgment, credibility and relationships needed to oversee Vaxart's most important clinical, regulatory and value-creation opportunities



STEVEN LO
Public Company Biotech & Commercial Leader

- Public biotech CEO with 30+ years of healthcare, biotech and pharma experience
- Helped secure BARDA funding continuity, Dynavax partnership and runway extension into Q2 2027
- Deep commercial and operational leadership from Genentech, Puma Biotechnology, Corcept, Zosano Pharma and Valitor among others



DR. ELAINE J. HERON
Life Sciences Innovator & Pioneer In DNA Sequencing

- Former BioMarin director during a period of major revenue growth and global commercial expansion
- Supported development of foundational DNA sequencing and real-time PCR technologies
- Deep life sciences experience across drug development, commercialization, M&A and public company governance



DR. DAVID WHEADON
FDA & Drug Approval Pathway Expert

- Former AstraZeneca global regulatory leader and physician
- Oversaw late-stage development and regulatory approvals for multiple innovative therapies at AstraZeneca
- Led engagement with FDA, HHS and public health agencies on drug development and approval standards



Daniel Houle Is Waging a Self-Interested Campaign to the Detriment of Other Vaxart Shareholders

Despite holding less than $10,000 in Vaxart stock, the least amount of any of the dissidents, Mr. Houle is the primary obstacle to ending this proxy contest. He is singularly focused on securing a Board seat for himself rather than the interests of all Vaxart shareholders



- Mr. Houle is unknown to the public. He has almost no public track record, no photograph on the internet, and his primary career experience is in insurance

- He has publicly admitted to day-trading his disposable income and money needed for living expenses, raising serious questions about his stewardship of shareholder capital

- He has claimed that he is a "governance strategist," but his only known experience is running proxy campaigns at Vaxart[1]

Mr. Houle serially posts on internet chat rooms about Vaxart:

- He uses the moniker @SoldDaPopinksi, reflecting a short-term investing focus on chasing "the pop" rather than long-term value creation[2]

- "I began breaking a cardinal rule as an investor. Instead of just investing my disposable income, I began investing ALL of my income… meaning if i had rent at the end of the month, I invested that money in Vaxart first." – May 24, 2026[3]

- "I am an absolute loser who is on here 24/7 and have no life because I sunk every dime I have into this stock. You all know that." – June 6, 2025[4]

- "If anyone else wants to give these proxy punks a piece of your mind their emails are info@issgovernance.com and guidelines@glasslewis.com. The more emails we send them the more noise we make to shine a light on their corrupt behavior in case a second vote is being perpetuated by this corrupt BOD." – June 1, 2025[5]

- "We are all just gambling. Sure some gambles have more risk than others but no one knows what is going on behind the walls at Vaxart the same as no one knows anything about any company…I tend to be a bit more risky…" – May 14, 2024[6]



(1) Dissident Proxy Statement (2) Daniel Houle Stocktwits Profile (3) Daniel Houle Stocktwits Post (4) Daniel Houle Stocktwits Post (5) Daniel Houle Stocktwits Post (6) Daniel Houle Stocktwits Post

25

Dissident Nominees Lack Relevant Clinical-Stage Biotech Expertise, Misrepresented Their Qualifications, and Offered No Credible Ideas for Value Creation

Mr. Houle has <u>no</u> relevant experience or qualifications. His financially irresponsible actions and reckless public statements show that he should not serve on Vaxart's Board

Mr. Silverberg is a retired anesthesiologist and heated jacket entrepreneur. He has shown a lack of understanding of how public biotech companies operate

Mr. Wallace is a private practice dermatologist. He is unqualified to advise on our business, especially complex government and regulatory relationships

Replacing half the Board would present significant execution risk and jeopardize existing strategic partnerships with stakeholders who expect to collaborate with proven industry professionals

- Clinical-stage biotech execution demands experienced oversight, not on-the-job training

- Strategic partnerships depend on credibility, continuity and proven expertise

- Vaxart **cannot** afford inexperienced directors at a pivotal moment

- The dissident nominees' own statements show a lack of ability to serve as responsible fiduciaries

- The dissident nominees present unacceptable risk as Vaxart approaches critical inflection points

 VAXART

Setting the Record Straight — Part 1

In a recent presentation filed by the dissidents, a slide was included that drastically exaggerated and misrepresented their qualifications. The slide is pictured below, and here are the facts:

The dissident nominees fail to acknowledge that Mr. Lo, Dr. Heron and Dr. Wheadon have proven expertise in regulatory strategy, vaccine development, and corporate governance

Wallace has no experience with clinical trial design or the FDA

Entrepreneurship is not the same as running a clinical-stage biotech company and requires an entirely different skillset

Houle has not shown governance experience outside of running proxy campaigns at Vaxart

FACTOR 3 — NEXUS

Skills the Current Board Lacks — That Our Nominees Bring

The Board's gaps connect directly to the decisions that destroyed value. Our slate of director nominees is designed to close those specific gaps.

Capability	Three Incumbents We Oppose	Houle	Silverberg	Wallace
Clinical trial design & FDA clearance experience	—	—	—	•
Operating P&L / entrepreneurship	—	—	•	•
Activist governance / stockholder advocacy	—	•	—	—
Capital-markets oversight (anti-dilution discipline)	—	•	—	•
Invested personal capital in Vaxart	Mixed	•	•	•
Independence from management	Mixed	•	•	•
Disclosure-controls scrutiny (post-Yedid)	—	•	—	•

Each row corresponds to a documented failure (BARDA dilution, Yedid disclosure, ignored say-on-pay vote). The slate is constructed to address them — not to assume control.



Houle and Wallace have not shown an experience securing or preserving funding or engaging with the capital markets — day-trading does not qualify as capital markets expertise

The dissident nominees fail to mention that Houle and Wallace recently sold Vaxart shares

Houle and Wallace have demonstrated no understanding of public company disclosure requirements and fiduciary duties

The categories listed on this slide are fabricated and designed to mask the fact that the dissident nominees lack the skills required for Board service at Vaxart

VAXART

27

Setting the Record Straight — Part 2

Shareholders deserve an accurate picture of **the facts** as they stand, not misconceptions and erroneous claims

DISSIDENTS' CLAIMS	THE FACTS
The Board destroyed shareholder value	**Vaxart has continued to advance key value drivers despite significant clinical-stage biotech headwinds** • Value creation in clinical-stage biotech is milestone-driven • Vaxart is executing its BARDA-funded Phase 2b trial and progressing norovirus • TSR since Mr. Lo's CEO appointment in March 2024 is in the middle of our proxy peer group[1]
The Board mishandled the BARDA award in 2025 and unnecessarily diluted shareholders through a $40M financing	**The Board acted prudently to strengthen Vaxart's balance sheet and protect execution of key programs** • BARDA funding validated the platform but was tied to specific program objectives - it did not eliminate broader capital needs to support clinical execution across the Company's pipeline • The Company raised $40 million at a market-based, premium valuation through an established investment bank, strengthening the Company's balance sheet and extending its runway, ultimately positioning Vaxart to continue advancing key programs during a pivotal period • This financing helped extend runway and support continued advancement of key programs – without it, Vaxart would have been just another roadside casualty of the biotech market in 2025
The Board has purposely delayed, withheld and manipulated clinical trial results and related disclosures	**The Company has consistently complied with its disclosure obligations and communicated trial progress as information becomes available** • Clinical trial data cannot be known until the study is formally unblinded and validated through established clinical and regulatory processes • The BARDA-funded Phase 2b trial remains fully enrolled and continues progressing toward planned data readouts • While timelines have been affected by participant follow-up requirements and 2025 BARDA stop-work orders, the Company has continued executing and providing updates as permitted.



(1) FactSet as of 6.17.26. Peers include Altimmune, ALX Oncology, Armata, Arcturus, Atea, Gossamer, Inovio, Ocugen and Sutro.

Setting the Record Straight — Part 3

Shareholders deserve an accurate picture of **the facts** as they stand, not misconceptions and erroneous claims

DISSIDENTS' CLAIMS	THE FACTS
The Board's reverse stock split proposals in 2025 were designed to eliminate retail shareholders	**The reverse split proposals were intended to protect shareholder value by preserving Nasdaq listing status, maintaining access to capital, and protecting liquidity and strategic flexibility** • The proposals would have applied equally to every shareholder and did not involve any dilutive financing • Importantly, we put these matters to a vote and the proposal was rejected twice – despite support from independent proxy advisor firms ISS and Glass Lewis • The Board respected this outcome and chose not to include a reverse split on the agenda for this year's Annual Meeting • Vaxart continued to advance its strategy despite challenges of delisting
The Board has ignored shareholder feedback and refuses to change	**The Board has listened, engaged and taken meaningful action in response to shareholder feedback** • Undergone meaningful refreshment, including the addition of two new independent directors • Installed quarterly fireside chats with shareholders to engage on strategy and progress • Reviewed executive compensation to reaffirm accountability and alignment with shareholder interests • Withdrew reverse split proposal and has not brought it to a vote at this upcoming meeting



(1) FactSet as of 6.17.26. Peers include Altimmune, ALX Oncology, Armata, Arcturus, Atea, Gossamer, Inovio, Ocugen and Sutro.



Protect the Value of Your Investment



Vote "FOR" ALL 6 of Vaxart's Highly Qualified Nominees on the WHITE Proxy Card

Your Vote Matters No Matter How Many Shares You Own

Company Nominees Recommended by Your Board

		FOR	Withhold
1.	Dr. James B. Breitmeyer	✅	
2.	Kevin P. Finney	✅	
3.	Dr. Elaine J. Heron	✅	
4.	Steven Lo	✅	
5.	W. Mark Watson	✅	
6.	Dr. David Wheadon	✅	

Your Vote is Important!

Vote "FOR" ALL 6 of Vaxart's director nominees on the WHITE proxy card TODAY

Shareholders should receive Vaxart's proxy materials by mail or by email from their broker

If you have questions or need assistance voting your shares, please call our proxy solicitor, Campaign Management, toll-free at **(855) 264-1527**



Vote for Expertise That Is Actually Driving Execution

Vaxart Has Persevered and Advanced Valuable Opportunities

- Vaxart has made meaningful strategic, operational and clinical progress over the last 18 months, advancing a differentiated oral vaccine platform across multiple high-value market opportunities
- Despite one of the most challenging biotech financing and operating environments in years, the Company preserved BARDA funding, secured a strategic partnership with Dynavax and extended its financial runway into 2027
- These actions have strengthened Vaxart's position and preserved the opportunity to realize the long-term value of its platform and pipeline

Vaxart Is Approaching Multiple Value-Inflection Points

- Vaxart is entering a catalyst-rich period, with important clinical and strategic milestones expected across its lead COVID-19 and norovirus programs
- The ongoing BARDA-funded Phase 2b COVID-19 trial is expected to generate meaningful safety, immunogenicity and efficacy data that could further validate the Company's oral vaccine platform
- Positive clinical outcomes could create additional partnership, commercialization and value-creation opportunities for shareholders

The Board Has the Expertise Needed for the Critical Next Step

- Vaxart's Board has been intentionally assembled and recently refreshed to provide expertise across vaccine development, clinical execution, regulatory affairs, commercialization, capital allocation and public company governance
- Directors have played an important role in advancing Vaxart's clinical operations, securing funding, strengthening the Company's financial position and overseeing the strategic decisions necessary to advance Vaxart's programs
- Together, the Board and management team possess the experience and judgment needed to oversee Vaxart's next phase of development and growth

Dissident Nominees Have Not Provided Credible Ideas

- The dissident nominees have not demonstrated the public company, clinical-stage biotech or vaccine development experience required to oversee Vaxart's strategy
- While criticizing the Company's direction, the dissidents have failed to articulate credible ideas to advance the pipeline, secure funding or create additional value
- Replacing highly qualified directors at this critical stage would introduce unnecessary execution, regulatory and governance risk without a clear benefit to shareholders

With critical milestones approaching, shareholders should support continued execution, experienced oversight and long-term value creation by voting <u>FOR ALL SIX</u> Vaxart directors on the WHITE proxy card TODAY!

